SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 29, 2019

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ First Quarter Results 2019”, dated April 29, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 29th day of April, 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Philips delivers Q1 sales of EUR 4.2 billion, with 2% comparable sales growth; income from continuing operations increased to EUR 171 million and Adjusted EBITA margin improved to 8.8%

Amsterdam, April 29, 2019

First-quarter highlights

•	Sales in the quarter amounted to EUR 4.2 billion, with 2% comparable sales growth

•	Comparable order intake increased 2%

•	Income from continuing operations increased to EUR 171 million, compared to EUR 94 million in Q1 2018

•	Adjusted EBITA margin was 8.8% of sales, compared to 8.7% of sales in Q1 2018

•	Income from operations increased to EUR 245 million, compared to EUR 201 million in Q1 2018

•	Operating cash flow amounted to EUR 14 million, compared to EUR 92 million in Q1 2018; free cash outflow was EUR 206 million, compared to EUR 47 million in Q1 2018

Frans van Houten, CEO

“We had a reasonable start to the year, as we delivered 2% comparable sales and order intake growth, further building on strong growth in 2018. I am encouraged that the measures taken in the Personal Health businesses resulted in regained momentum and a step-up of sales growth, which was led by the high-teens comparable sales growth in the Oral Healthcare business. Moreover, I am pleased with the double-digit comparable sales and order intake growth for the Group in the growth geographies.

We continue to expect our performance momentum to improve over the course of the year, based on the demand for our innovative products and solutions to improve people’s health and enhance care provider productivity, supported by our order book. We reaffirm our overall targets of 4-6% comparable sales growth and an Adjusted EBITA margin improvement of 100 basis points on average per year for the 2017–2020 period.”

Reporting segment performance

The Diagnosis & Treatment businesses recorded 2% comparable sales growth, led by double-digit growth in Image-Guided Therapy. Comparable order intake showed a mid-single-digit increase, further building on the double-digit growth in Q1 2018. The Adjusted EBITA margin increased to 6.2%.

Comparable sales in the Connected Care businesses decreased 1%, with low-single-digit growth in Sleep & Respiratory Care and a mid-single-digit decline in Monitoring & Analytics. Comparable order intake showed a mid-single-digit decline. The Adjusted EBITA margin decreased to 8.3%.

The Personal Health businesses delivered comparable sales growth of 5%, driven by high-single-digit growth in mature geographies and high-teens growth globally in Oral Healthcare. The Adjusted EBITA margin increased to 14.7%.

Philips’ ongoing focus on innovation and strategic partnerships resulted in the following highlights in the quarter:

•

Philips’ Image-Guided Therapy Devices delivered double-digit growth, driven by all major diagnostic and therapeutic catheter product families. The continued strong performance is supported by the tight integration with Philips’ highly successful Azurion platform and by a growing body of clinical evidence, such as the recent positive results of the DEFINE PCI study to assess the value of iFR, which is Philips’ new physiologic guidance technology.

•

Further expanding its offering in mobile image-guided therapy systems for conventional operating rooms (ORs), the company launched Philips Zenition, its new mobile C-arm imaging platform. Zenition is easy to move between ORs and allows hospitals to

Quarterly Report 2019 - Q1 1

maximize OR performance, enhance clinical capabilities, and improve staff experience.

•

Reinforcing its commitment to deliver industry-leading medical imaging and healthcare IT solutions to improve patient care and enhance care provider productivity, Philips signed an agreement to acquire Carestream Health’s Healthcare Information Systems business, adding a cloud-based enterprise imaging informatics platform and complementary geographic footprint to its portfolio. In addition, Philips expanded its radiology solutions portfolio with new teleradiology services, building on the acquisition of Direct Radiology’s teleradiology platform.

•

To support the expansion of the Ultrasound business into attractive adjacencies such as General Imaging and Obstetrics & Gynecology, Philips launched its new premium ultrasound system EPIQ Elite, which combines the latest advances in transducer innovation and enhanced performance to improve clinical confidence and the patient experience.

•

Building on its success in forging long-term strategic partnerships, Philips signed multiple new agreements in the US, Europe and Asia. The company recently signed its first long-term strategic partnership agreement in Vietnam, to provide a turnkey hospital solution to the newly-built Hong Duc General Hospital II, comprising the latest medical imaging and healthcare IT solutions as well as design, consulting and financing services.

•

Expanding its range of successful patient-centric CPAP mask designs, Philips launched DreamWisp, the first-of-its-kind over-the- nose nasal mask that allows patients with sleep apnea to sleep in any position they want. With its robust nasal cushion and top- of-the-head tube design, DreamWisp delivers a new level of comfort and freedom of movement, providing patients with the therapy option that best suits their needs.

•

To advance patient care in the hospital, Philips launched IntelliSpace Epidemiology Solution, which combines clinical informatics and genomic sequencing information from pathogenic bacteria to optimize the detection of healthcare-associated infections in the hospital. A recent study shows an 87% reduction in time when identifying infection transmissions using Philips IntelliSpace Epidemiology Solution.

•

Philips launched its new smart S7000 Shaver series globally. Designed to address skin irritation and discomfort from shaving, the company’s first connected shaver comes with a personalized solution for sensitive skin and has received highly positive user reviews.

•

The strong performance of the Oral Healthcare business was driven by its innovative portfolio, including the mid-range Philips Sonicare ProtectiveClean toothbrush, which features pressure sensor technology that alerts users when they are applying too much pressure and automatically reduces brushing intensity, for a brushing experience that delivers healthier gums and cleaner teeth.

Cost savings

In the first quarter, procurement savings amounted to EUR 38 million. Overhead and other productivity programs delivered savings of EUR 75 million.

Capital allocation

On January 29, 2019, Philips announced its new share buyback program for an amount of up to EUR 1.5 billion. As of the end of the first quarter of 2019, Philips had completed 8.3% of this share buyback program. In the second quarter of 2019, Philips expects to complete its EUR 1.5 billion share buyback program for capital reduction purposes that was announced on June 28, 2017. Further details can be found here.

Regulatory update

Philips has continued to make progress towards fulfilling its obligations under the Consent Decree 1). The US Food and Drug Administration (FDA) recently reverted to Philips with follow-up requests, which the company is currently acting on.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

1)

Under the Consent Decree, Philips continues to export its complete range of AED devices and manufacture and distribute its H1/OnSite/Home automated external defibrillator (AED) model in the US. The company also continues to service the AEDs and provide consumables and the relevant accessories.

Quarterly Report 2019 - Q1 2

Philips performance

Key data in millions of EUR unless otherwise stated

	Q1 2018	Q1 2019
Sales	3,942	4,151
Nominal sales growth	(2)%	5%
Comparable sales growth1)	5%	2%
Comparable order intake1)	10%	2%
Income from operations	201	245
as a % of sales	5.1%	5.9%
Financial expenses, net	(80)	(9)
Investments in associates, net of income taxes	—	2
Income tax expense	(28)	(66)
Income from continuing operations	94	171
Discontinued operations, net of income taxes	30	(9)
Net income	124	162
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	0.10	0.19
Adjusted income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted1)	0.23	0.29
Net income attributable to shareholders2) per common share (in EUR) - diluted	0.13	0.18
EBITA1)	263	314
as a % of sales	6.7%	7.6%
Adjusted EBITA1)	344	364
as a % of sales	8.7%	8.8%
Adjusted EBITDA1)	512	576
as a % of sales	13.0%	13.9%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2)	Shareholders refers to shareholders of Koninklijke Philips N.V.

Sales per geographic cluster in millions of EUR unless otherwise stated

		% change
	Q1 2018	Q1 2019	nominal	comparable1)
Western Europe	853	865	1%	0%
North America	1,384	1,463	6%	(1)%
Other mature geographies	449	458	2%	(2)%

Total mature geographies	2,686	2,785	4%	(1)%
Growth geographies	1,256	1,366	9%	10%

Philips Group	3,942	4,151	5%	2%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

•	Comparable sales growth was 2%, reflecting mid-single-digit growth in the Personal Health businesses, low-single-digit growth in the Diagnosis & Treatment businesses and a low single-digit decline in the Connected Care businesses.

•	Comparable order intake showed 2% growth, reflecting mid-single-digit growth in the Diagnosis & Treatment businesses and a mid-single-digit decline in the Connected Care businesses.

•	Adjusted EBITA increased by EUR 20 million and the margin improved by 10 basis points compared to the first quarter of 2018, mainly due to operational improvements, which were partly offset by lower growth, an adverse currency effect of 30 basis points and the net impact of tariffs of 20 basis points.

•	Restructuring, acquisition-related and other charges amounted to EUR 85 million, compared to EUR 82 million in Q1 2018. EBITA in Q1 2019 also includes a charge related to a litigation provision and a gain related to the sale of the Photonics business in Germany.

•	Adjusted EBITDA improved to 13.9%, an increase of EUR 64 million or 90 basis points compared to Q1 2018, mainly due to the implementation of IFRS 16 lease accounting as of January 1, 2019.

•	Net financial expenses decreased by EUR 71 million year- on-year, mainly due to dividend income received in Q1 2019 related to the retained interest in Lumileds, while Q1 2018 included a EUR 29 million charge related to bonds that were redeemed in 2018.

•	Income tax expense increased by EUR 38 million, mainly driven by higher income in 2019.

•	Net income increased by EUR 38 million compared to Q1 2018, mainly due to improvements in operational performance and lower net financial expenses, which were partly offset by higher income tax expense.

•	Sales in growth geographies increased by 10% on a comparable basis, reflecting double-digit growth in China and Central & Eastern Europe. In mature geographies, sales decreased by 1% on a comparable basis, reflecting flat sales in Western Europe and a low-single-digit decline in North America and other mature geographies.

•	Comparable order intake in growth geographies showed double-digit growth, reflecting double-digit growth in China and Latin America. In mature geographies, comparable order intake showed a mid-single-digit decline, reflecting high-single-digit growth in other mature geographies, flat order intake in Western Europe, and a high-single-digit decline in North America.

Quarterly Report 2019 - Q1 3

Cash balance in millions of EUR

	Q1 2018	Q1 2019
Beginning cash balance	1,939	1,688
Free cash flow1)	(47)	(206)
Net cash flows from operating activities	92	14
Net capital expenditures	(139)	(220)
Other cash flows from investing activities	(87)	32
Treasury shares transactions	(357)	(122)
Changes in debt	39	42
Other cash flow items	(26)	21
Net cash flows from discontinued operations	519

Ending cash balance	1,982	1,454

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Composition of net debt to group equity

in millions of EUR unless otherwise stated

	December 31, 2018	March 31, 2019
Long-term debt	3,427	4,046
Short-term debt	1,394	1,632

Total debt	4,821	5,678
Cash and cash equivalents	1,688	1,454

Net debt	3,132	4,224
Shareholders’ equity	12,088	12,329
Non-controlling interests	29	24

Group equity	12,117	12,353
Net debt : group equity ratio1)	21:79	25:75

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
•	Net cash flows from operating activities decreased by EUR 78 million in Q1 2019, as higher earnings were offset by higher working capital outflows and higher tax paid.

•	Other cash flows from investing activities includes higher cash inflows, mainly related to the sale of the Photonics business.

•	Treasury shares transactions includes share repurchases for capital reduction purposes.

•	The increase in debt is mainly attributable to the implementation of IFRS 16 lease accounting as of January 1, 2019, which had an impact of EUR 0.8 billion; this did not have a cash impact.

Quarterly Report 2019 - Q1 4

Performance per segment

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated

	Q1 20181)	Q1 2019
Sales	1,635	1,722
Sales growth
Nominal sales growth	3%	5%
Comparable sales growth2)	9%	2%
Income from operations	22	51
as a % of sales	1.3%	3.0%
EBITA2)	39	77
as a % of sales	2.4%	4.5%
Adjusted EBITA2)	81	107
as a % of sales	5.0%	6.2%
Adjusted EBITDA2)	138	170
as a % of sales	8.4%	9.9%

1)	The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 7.
2)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Connected Care businesses

Key data in millions of EUR unless otherwise stated

	Q1 20181)	Q1 2019
Sales	965	1,014
Sales growth
Nominal sales growth	(7)%	5%
Comparable sales growth2)	2%	(1)%
Income from operations	61	20
as a % of sales	6.3%	2.0%
EBITA2)	95	55
as a % of sales	9.8%	5.4%
Adjusted EBITA2)	119	84
as a % of sales	12.3%	8.3%
Adjusted EBITDA2)	161	129
as a % of sales	16.7%	12.7%

1)	The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 7.
2)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
•	Comparable sales growth was 2%, reflecting double-digit growth in Image-Guided Therapy and a mid-single-digit decline in Diagnostic Imaging.

•	Comparable sales in growth geographies showed double- digit growth, reflecting double-digit growth in China and Latin America. Mature geographies recorded a low-single- digit decline, reflecting flat sales in North America, a low- single-digit decline in other mature geographies and a high- single-digit decline in Western Europe.

•	Adjusted EBITA increased by EUR 26 million, resulting in a margin of 6.2%, mainly due to operational improvements.

•	Restructuring, acquisition-related and other charges to improve productivity were EUR 30 million, compared to EUR 43 million in Q1 2018. In Q2 2019, restructuring, acquisition- related and other charges are expected to total approximately EUR 45 million.

•	Comparable sales showed a low-single-digit decline, reflecting low-single-digit growth in Sleep & Respiratory Care and a mid-single-digit decline in Monitoring & Analytics.

•	Comparable sales in growth geographies showed double- digit growth, reflecting double-digit growth in China and Middle East & Turkey. Mature geographies recorded a low- single-digit decline, reflecting a low-single-digit decline in Western Europe, a mid-single-digit decline in North America and mid-single-digit growth in other mature geographies.

•	Adjusted EBITA decreased by EUR 35 million, resulting in a margin of 8.3%, mainly due to negative growth, adverse currency impacts and tariffs.

•	Restructuring, acquisition-related and other charges were EUR 29 million, compared to EUR 24 million in Q1 2018. In Q2 2019, restructuring, acquisition-related and other charges are expected to total approximately EUR 25 million.

Quarterly Report 2019 - Q1 5

Personal Health businesses

Key data in millions of EUR unless otherwise stated

	Q1 20181)	Q1 2019
Sales	1,238	1,295
Sales growth
Nominal sales growth	(6)%	5%
Comparable sales growth2)	3%	5%
Income from operations	171	168
as a % of sales	13.8%	13.0%
EBITA2)	180	174
as a % of sales	14.5%	13.4%
Adjusted EBITA2)	181	190
as a % of sales	14.6%	14.7%
Adjusted EBITDA2)	214	224
as a % of sales	17.3%	17.3%

1)	The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 7.
2)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Other

Key data in millions of EUR

	Q1 20181)	Q1 2019
Sales	103	120
Income from operations	(52)	6
EBITA2)	(50)	8
Adjusted EBITA2)	(37)	(18)
IP Royalties	44	58
Innovation	(46)	(44)
Central costs	(35)	(32)
Other	1	0
Adjusted EBITDA2)	(1)	53

1)	The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 7.
2)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
•	Personal Health regained momentum as comparable sales grew 5%, reflecting double-digit growth in Oral Healthcare and low-single-digit growth in Personal Care and Domestic Appliances.

•	Comparable sales in growth geographies showed low- single-digit growth, reflecting double-digit growth in India and a mid-single-digit decline in Middle East & Turkey. Mature geographies recorded high-single-digit growth, reflecting high-single-digit growth in Western Europe, low- single-digit growth in North America and double-digit growth in other mature geographies.

•	Adjusted EBITA increased by EUR 9 million, resulting in a margin of 14.7%, mainly due to growth, partly offset by investments.

•	Restructuring, acquisition-related and other charges amounted to EUR 16 million, compared to EUR 2 million in Q1 2018. In Q2 2019, restructuring, acquisition-related and other charges are expected to total approximately EUR 10 million.

•	Sales increased by EUR 17 million, mainly due to higher IP royalty income.

•	Restructuring, acquisition-related and other charges amounted to EUR 9 million, compared to EUR 14 million in Q1 2018. EBITA in Q1 2019 also includes a charge related to a litigation provision and a gain related to the sale of the Photonics business in Germany. In Q2 2019, restructuring, acquisition-related and other charges are expected to total approximately EUR 25 million.

Quarterly Report 2019 - Q1 6

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future Adjusted EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: global economic and business conditions; political instability, including developments within the European Union such as Brexit, with adverse impact on financial markets; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; increased healthcare regulation; changes in currency exchange rates and interest rates; changes in foreign currency import or export controls; future changes in tax rates and regulations, including trade tariffs; pension costs and actuarial assumptions; changes in raw materials prices; changes in employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; cyber-attacks, breaches of cybersecurity; political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the disposal by Philips of its remaining interests in Signify. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2018.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management.

Rankings are based on sales unless otherwise stated.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2018.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable.

Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2018. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2018. As disclosed, per January 1, 2019 IFRS 16 lease accounting has been implemented.

As announced on January 10, 2019, Philips has realigned the composition of its reporting segments effective as of January 1, 2019. The most notable changes are the shifts of the Sleep & Respiratory Care business from the Personal Health segment to the renamed Connected Care segment and most of the Healthcare Informatics business from the renamed Connected Care segment to the Diagnosis & Treatment segment. Accordingly, the comparative figures of 2017 and 2018 have been restated. The restatement has been published on the Philips Investor Relations website and can be accessed here.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Quarterly Report 2019 - Q1 7

Condensed consolidated statements of income

Condensed consolidated statements of income in millions of EUR unless otherwise stated

	Q1
	2018	2019
Sales	3,942	4,151
Cost of sales	(2,156)	(2,263)

Gross margin	1,785	1,888
Selling expenses	(1,041)	(1,084)
General and administrative expenses	(130)	(152)
Research and development expenses	(433)	(439)
Other business income	27	77
Other business expenses	(7)	(45)

Income from operations	201	245
Financial income	13	47
Financial expenses	(93)	(57)
Investment in associates, net of income taxes	—	2

Income before taxes	122	237
Income tax expense	(28)	(66)

Income from continuing operations	94	171
Discontinued operations, net of income taxes	30	(9)

Net income	124	162
Attribution of net income
Income from continuing operations attributable to shareholders1)	95	172
Net income attributable to shareholders1)	125	164
Net income attributable to non-controlling interests	(1)	(1)
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	921,790	913,049
- diluted	939,822	923,914
Income from continuing operations attributable to shareholders1)
- basic	0.10	0.19
- diluted	0.10	0.19
Net income attributable to shareholders1)
- basic	0.14	0.18
- diluted	0.13	0.18

1)	Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding

Quarterly Report 2019 - Q1 8

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

•	Comparable sales growth

•	EBITA

•	Adjusted EBITA

•	Adjusted income from continuing operations attributable to shareholders

•	Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted

•	Adjusted EBITDA

•	Free cash flow

•	Net debt : group equity ratio

•	Comparable order intake

For the definitions of the non-IFRS financial measures listed above, refer to chapter 5, Reconciliation of non-IFRS information, of the Annual Report 2018 .

Sales growth composition in %

	Q12019
	nominal	consolidation	currency	comparable
	growth	changes	effects	growth
2019 versus 2018
Diagnosis & Treatment	5.3%	(0.2)%	(3.5)%	1.6%
Connected Care	5.1%	(1.1)%	(5.1)%	(1.1)%
Personal Health	4.6%	0.5%	(0.2)%	4.9%

Philips Group	5.3%	(0.2)%	(2.8)%	2.3%

Adjusted income from continuing operations attributable to shareholders1) in millions of EUR unless otherwise stated

	Q1
	2018	2019
Net income	124	162
Discontinued operations, net of income taxes	(30)	9

Income from continuing operations	94	171
Continuing operations non-controlling interests	1	1

Income from continuing operations attributable to shareholders1)	95	172
Adjustments for:
Amortization of acquired intangible assets	62	70
Impairment of goodwill
Restructuring and acquisition-related charges	64	71
Other items	18	(21)
Net finance expenses	30	4
Tax impact of adjusted items	(52)	(26)

Adjusted Income from continuing operations attributable to shareholders1)	216	269
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.10	0.19
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.23	0.29

1)	Shareholders refers to shareholders of Koninklijke Philips N.V.

Quarterly Report 2019 - Q1 9

Reconciliation of Net income to Adjusted EBITA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2019
Net income	162
Discontinued operations, net of income taxes	9
Income tax expense	66
Investments in associates, net of income taxes	(2)
Financial expenses	57
Financial income	(47)

Income from operations	245	51	20	168	6
Amortization of acquired intangible assets	70	27	35	6	2

EBITA	314	77	55	174	8
Restructuring and acquisition-related charges	71	27	19	16	9
Other items	(21)	3	10	—	(35)

Adjusted EBITA	364	107	84	190	(18)

Q1 2018
Net income	124
Discontinued operations, net of income taxes	(30)
Income tax expense	28
Investments in associates, net of income taxes	—
Financial expenses	93
Financial income	(13)

Income from operations	201	22	61	171	(52)
Amortization of intangible assets	62	16	34	9	3

EBITA	263	39	95	180	(50)
Restructuring and acquisition-related charges	64	43	7	2	13
Other items	18		17		1

Adjusted EBITA	344	81	119	181	(37)

Reconciliation of Net income to Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2019
Net income	162
Discontinued operations, net of income taxes	9
Income tax expense	66
Investments in associates, net of income taxes	(2)
Financial expenses	57
Financial income	(47)

Income from operations	245	51	20	168	6
Depreciation, amortization and impairments of fixed assets	283	91	79	40	72
Restructuring and acquisition-related charges	71	27	19	16	9
Other items	(21)	3	10	—	(35)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(1)	(1)		—

Adjusted EBITDA	576	170	129	224	53

Q1 2018
Net income	124
Discontinued operations, net of income taxes	(30)
Income tax expense	28
Investments in associates, net of income taxes	—
Financial expenses	93
Financial income	(13)

Income from operations	201	22	61	171	(52)
Depreciation, amortization and impairments of fixed assets	231	74	77	41	38
Impairment of goodwill
Restructuring and acquisition-related charges	64	43	7	2	13
Other items	18		17		1
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(2)	(1)	—

Adjusted EBITDA	512	138	161	214	(1)

Quarterly Report 2019 - Q1 10

Composition of free cash flow in millions of EUR

	January to March
	2018	2019
Cash flows from operating activities	92	14
Net capital expenditures	(139)	(220)
Purchase of intangible assets	(21)	(40)
Expenditures on development assets	(67)	(80)
Capital expenditures on property, plant and equipment	(81)	(103)
Proceeds from disposals of property, plant and equipment	31	2

Free cash flow	(47)	(206)

Quarterly Report 2019 - Q1 11

Philips statistics

Philips statistics in millions of EUR unless otherwise stated

	2018				2019
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,942	4,288	4,306	5,586	4,151
Comparable sales growth1)	5%	4%	4%	5%	2%
Comparable order intake1)	10%	9%	11%	10%	2%
Gross margin	1,785	2,006	2,074	2,689	1,888
as a % of sales	45.3%	46.8%	48.2%	48.1%	45.5%
Selling expenses	(1,041)	(1,162)	(1,045)	(1,251)	(1,084)
as a % of sales	(26.4)%	(27.1)%	(24.3)%	(22.4)%	(26.1)%
G&A expenses	(130)	(157)	(165)	(178)	(152)
as a % of sales	(3.3)%	(3.7)%	(3.8)%	(3.2)%	(3.7)%
R&D expenses	(433)	(425)	(415)	(487)	(439)
as a % of sales	(11.0)%	(9.9)%	(9.6)%	(8.7)%	(10.6)%
Income from operations	201	298	451	769	245
as a % of sales	5.1%	6.9%	10.5%	13.8%	5.9%
Net income	124	2	292	678	162
Income from continuing operations attributable to shareholders2) per common share in EUR - diluted	0.10	0.20	0.32	0.77	0.19
Adjusted income from continuing operations attributable to shareholders 2) per common share in EUR - diluted1)	0.23	0.35	0.42	0.76	0.29
EBITA1)	263	430	512	861	314
as a % of sales	6.7%	10.0%	11.9%	15.4%	7.6%
Adjusted EBITA1)	344	482	568	971	364
as a % of sales	8.7%	11.2%	13.2%	17.4%	8.8%
Adjusted EBITDA1)	512	661	750	1,170	576
as a % of sales	13.0%	15.4%	17.4%	20.9%	13.9%

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2)	Shareholders refers to shareholders of Koninklijke Philips N.V.

Quarterly Report 2019 - Q1 12

Philips statistics in millions of EUR unless otherwise stated

	2018				2019
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December
Sales	3,942	8,229	12,535	18,121	4,151
Comparable sales growth1)	5%	5%	4%	5%	2%
Comparable order intake1)	10%	10%	10%	10%	2%
Gross margin	1,785	3,791	5,865	8,554	1,888
as a % of sales	45.3%	46.1%	46.8%	47.2%	45.5%
Selling expenses	(1,041)	(2,203)	(3,248)	(4,500)	(1,084)
as a % of sales	(26.4)%	(26.8)%	(25.9)%	(24.8)%	(26.1)%
G&A expenses	(130)	(288)	(453)	(631)	(152)
as a % of sales	(3.3)%	(3.5)%	(3.6)%	(3.5)%	(3.7)%
R&D expenses	(433)	(858)	(1,273)	(1,759)	(439)
as a % of sales	(11.0)%	(10.4)%	(10.2)%	(9.7)%	(10.6)%
Income from operations	201	499	950	1,719	245
as a % of sales	5.1%	6.1%	7.6%	9.5%	5.9%
Net income	124	126	419	1,097	162
Income from continuing operations attributable to shareholders 2) per common share in EUR - diluted	0.10	0.30	0.63	1.39	0.19
Adjusted income from continuing operations attributable to shareholders 2) per common share in EUR - diluted1)	0.23	0.58	1.00	1.76	0.29
EBITA1)	263	694	1,205	2,066	314
as a % of sales	6.7%	8.4%	9.6%	11.4%	7.6%
Adjusted EBITA1)	344	827	1,395	2,366	364
as a % of sales	8.7%	10.0%	11.1%	13.1%	8.8%
Adjusted EBITDA1)	512	1,173	1,923	3,093	576
as a % of sales	13.0%	14.3%	15.3%	17.1%	13.9%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	914,826	931,496	931,540	914,184	910,810
Shareholders’ equity per common share in EUR	12.66	12.54	12.65	13.22	13.54
Net debt : group equity ratio1)	19:81	22:78	24:76	21:79	25:75
Total employees of continuing operations	73,845	75,283	76,531	77,400	77,340

1)	Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2)	Shareholders refers to shareholders of Koninklijke Philips N.V.

Quarterly Report 2019 - Q1 13

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